UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: October 2022

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Annual General Meeting of Shareholders

On October 5, 2022, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that it will hold its 2022 Annual General Meeting of Shareholders of the Company (the “Annual Meeting”) on Thursday, November 17, 2022, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. Copies of the proxy statement, the related proxy card and the related notice of internet availability of proxy materials for beneficial owners of the Company’s ordinary shares trading on the Nasdaq Capital Market are attached to this Report on Form 6-K as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and incorporated herein by reference, and the information set forth under the heading “Board Practices, Corporate Governance and Compensation of Executive Officers and Directors” in Exhibit 99.1 is incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-264561), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Enlivex Therapeutics Ltd. Proxy Statement for the Annual Meeting to be held on November 17, 2022.
99.2	Form of Enlivex Therapeutics Ltd. Proxy Card.
99.3	Notice of Internet Availability of Proxy Materials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: October 5, 2022

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